                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)*


                        The CHALONE Wine Group, Ltd.
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                              (Name of Issuer)


                         Common Stock, no par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  157639105
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                               (CUSIP Number)

                                Phyllis S. Hojel
                           c/o HM International Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                               (918) 664-1914
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               April 10, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105
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         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 GHA 1 Holdings, Inc.
------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                 (a)      [ ]
                                                                 (b)      [X]
------------------------------------------------------------------------------
         (3)     SEC Use Only
------------------------------------------------------------------------------
         (4)     Source of Funds

                 OO
------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 Delaware
------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power             1,813,689 Shares
Shares Bene-              ----------------------------------------------------
  ficially       (8)      Shared Voting Power                 -0- Shares
 Owned by                 ----------------------------------------------------
Each Report-     (9)      Sole Dispositive Power        1,813,689 Shares
 ing Person               ----------------------------------------------------
   With         (10)      Shared Dispositive Power            -0- Shares
------------------------------------------------------------------------------
         (11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,813,689 Shares
------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                  [ ]
------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)
                          21.6%
------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    CO





                               Page 2 of 7 pages

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CUSIP No. 157639105
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         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 SFI Intermediate Ltd.
------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                           (a)      [ ]
                                                           (b)      [X]
------------------------------------------------------------------------------
         (3)     SEC Use Only
------------------------------------------------------------------------------
         (4)     Source of Funds

                 OO
------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 Texas
------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power                  1,756,919 Shares
Shares Bene-              ----------------------------------------------------
  ficially       (8)      Shared Voting Power                      -0- Shares
 Owned by                 ----------------------------------------------------
Each Report-     (9)      Sole Dispositive Power             1,756,919 Shares
 ing Person               ----------------------------------------------------
   With         (10)      Shared Dispositive Power                 -0- Shares
------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,756,919 Shares
------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                     [ ]
------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)
                          21.0%
------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    PN





                               Page 3 of 7 pages

CUSIP No. 157639105
--------------------------------------------------------------------------------
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 Phyllis S. Hojel
------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                              (a)      [ ]
                                                              (b)      [X]
------------------------------------------------------------------------------
         (3)     SEC Use Only
------------------------------------------------------------------------------
         (4)     Source of Funds

                 OO
------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                   [ ]
-------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 U.S.A.
------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power               1,813,689 Shares
Shares Bene-              ----------------------------------------------------
  ficially       (8)      Shared Voting Power                   -0- Shares
 Owned by                 ----------------------------------------------------
Each Report-     (9)      Sole Dispositive Power          1,813,689 Shares
 ing Person               ----------------------------------------------------
   With          (10)     Shared Dispositive Power              -0- Shares
------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,813,689 Shares
------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                            [ ]
------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)
                          21.6%
------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    IN





                               Page 4 of 7 pages

AMENDMENT NO. 2 TO SCHEDULE 13D

                 This amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI") and Phyllis S. Hojel, as previously amended, with respect to the common stock, no par value (the "Common Stock"), of The CHALONE Wine Group, Ltd., a California corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 3.  PURPOSE OF TRANSACTION.

                 Item 3 of the Statement is hereby supplemented as follows:

                 On April 10, 1997, an aggregate of $500,000 principal amount of the Company's 5% Convertible Subordinated Debentures due April 18, 1999 (the "Debentures") were purchased by GHA and OPK LLC, a Louisiana limited liability company ("OPK"). Such shares were purchased in a privately negotiated transaction effected through a registered broker dealer. GHA and OPK contributed the Debentures to HC Holding Company Ltd., a Texas limited partnership formed by GHA, as general partner, and OPK, as limited partner ("HC Holding"). The purchase of the Debentures was funded by GHA and OPK in accordance with their respective percentage interests in HC Holding (0.01% and 99.99%).

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Statement is hereby supplemented as follows:

                 The purpose of the acquisition of the Debentures is for investment. The reporting persons do not have any present plans or proposals which relate to or would result in any of the transactions or other matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Statement is hereby supplemented as follows:

         (a) As of April 15, 1997, Mrs. Hojel and GHA beneficially own 1,813,689 shares of Common Stock, which includes 285,714 shares issuable upon the exercise of warrants exercisable at $7 per share, 416,667 shares issuable upon the exercise of warrants exercisable at $8 per share and 56,770 shares issuable upon conversion of the Debentures. All of such securities except the Debentures are owned directly by SFI. GHA is general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. Based on the 7,648,675 shares of Common Stock issued and outstanding as of March 20, 1997 as reported in the Company's proxy statement dated





                               Page 5 of 7 pages

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May 15, 1997, the shares of Common Stock beneficially owned by Mrs. Hojel and
GHA represent 21.6% of the shares of Common Stock outstanding, after giving effect to the additional shares of Common Stock issuable upon exercise of such warrants and conversion of the Debentures, and the shares of Common Stock beneficially owned by SFI represent 21.0% of the shares of Common Stock outstanding, after giving effect to the additional shares of Common Stock issuable upon exercise of such warrants.

         (b) SFI has sole voting and dispositive power with respect to all shares of Common Stock it beneficially owns. By virtue of its status as general partner of SFI, GHA may also be deemed to have sole voting and dispositive power with respect to such shares and the additional shares of Common Stock it is deemed to beneficially own through ownership by HC Holding of the Debentures. By virtue of being sole stockholder, director and officer of GHA, Mrs. Hojel may also be deemed to have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by GHA.

         (c) The information contained in Item 3 with respect to the purchase of the Debentures is incorporated herein by reference.





                               Page 6 of 7 pages

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                                   SIGNATURE

                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this
statement is true, complete and correct.  Date:    June 9, 1997

                                   GHA 1 HOLDINGS, INC.


                                   By:      /s/ Phyllis S. Hojel
                                            -----------------------------------
                                            Phyllis S. Hojel
                                            President and Secretary

                                   SFI INTERMEDIATE LTD.

                                   By:      GHA 1 HOLDINGS, INC.
                                            General Partner


                                            By:     /s/ Phyllis S. Hojel
                                                    ---------------------------
                                                    Phyllis S. Hojel
                                                    President and Secretary



                                   /s/ Phyllis S. Hojel
                                   --------------------------------------------
                                   Phyllis S. Hojel





                              Page 7 of 7 pages